UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO §240.13d-2(a)

(Amendment No.     )*

The Joint Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

47973J102

(CUSIP Number)

Glenhill Advisors, LLC

600 Fifth Avenue, 11th Floor

New York, New York 10020

Tel. (646) 432-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

CUSIP No. 47973J102	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS: Glenhill Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,920,206
	8	SHARED VOTING POWER: 331,568
	9	SOLE DISPOSITIVE POWER: 2,251,774
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,251,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.2%
14	TYPE OF REPORTING PERSON: IA, HC

CUSIP No. 47973J102	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS: Glenn J. Krevlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,920,206
	8	SHARED VOTING POWER: 331,568
	9	SOLE DISPOSITIVE POWER: 2,251,774
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,251,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.2%
14	TYPE OF REPORTING PERSON: IN, HC

CUSIP No. 47973J102	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS: Glenhill Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,251,774
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,251,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,251,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.2%
14	TYPE OF REPORTING PERSON: IA, HC

CUSIP No. 47973J102	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS: Glenhill Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,920,206
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,920,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,920,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.7%
14	TYPE OF REPORTING PERSON: IA, HC

CUSIP No. 47973J102	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS: Glenhill Capital Overseas Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,332,716
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,332,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,332,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.2%
14	TYPE OF REPORTING PERSON: PN

Item 1. Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, $0.001 par value (the “Common Stock”), of The Joint Corp. (the “Company”), which has its principal offices at 16767 N. Perimeter Drive, Suite 240, Scottsdale, AZ 85260.

Item 2. Identity and Background.

(a) This statement is filed by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC, Glenhill Capital Management, LLC and Glenhill Capital Overseas Master Fund, LP. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Glenn J. Krevlin, is the managing member and control person of Glenhill Advisors, LLC, and is the sole shareholder of Krevlin Management, Inc., which is the managing member of Glenhill Capital Advisors, LLC, which is the investment manager of Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund, LLC, and Glenhill Long Fund, LP, each a security holder of the Company. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the managing member of Glenhill Concentrated Long Master Fund, LLC, and Glenhill Long GP, LLC, and is sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund, LP. Glenhill Long GP, LLC is the general partner of Glenhill Long Fund, LP.

Glenhill Capital Advisors, LLC is also the investment manager for certain third party accounts (the “Managed Accounts”) for which shares of the Company are held and managed by one or more of the Reporting Persons for the benefit of such third parties. Such Reporting Persons have dispositive power and share certain voting power with respect to such shares, and receive management fees and performance-related fees in connection therewith. As of the date of this filing, there are 331,568 shares of Common Stock of the Company held in such Managed Accounts, and the securities reported on the attached cover page(s) include such shares.

By virtue of these relationships, each of Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC may be deemed to beneficially own the shares of Common Stock beneficially owned by Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund, LLC, and Glenhill Long Fund, LP. By virtue of these relationships, each of Glenn J. Krevlin, Glenhill Advisors, LLC and Glenhill Capital Advisors, LLC may be deemed to beneficially own the shares of Common Stock beneficially owned by the Managed Accounts.

(b) The address of the principal business and principal office of each of the Reporting Persons is 600 Fifth Avenue, 11th Floor, New York, NY 10020.

(c) The principal business of Glenhill Advisors, LLC, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC is engaging in the business of investment management. The principal business of Glenhill Capital Overseas Master Fund, LP is engaging in the investment and trading of a variety of securities and financial instruments. Glenn J. Krevlin’s principal occupation is serving as the managing member and control person of Glenhill Advisors, LLC and the sole shareholder of the managing member of Glenhill Capital Advisors, LLC.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Glenhill Advisors, LLC, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC is organized under the laws of the State of Delaware. Glenhill Capital Overseas Master Fund, LP is organized under the laws of the Cayman Islands. Glenn J. Krevlin is a citizen of the United States of America.

Item 3. Source and Amount of Funds and Other Consideration.

A total of approximately $13,339,370.94 was paid to acquire the securities reported as beneficially owned by the Reporting Persons herein, with $11,420,116.66 attributable (in the aggregate) to Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund, LLC, Glenhill Long Fund, LP, and $1,919,254.28 attributable to the Managed Accounts. The funds used to purchase these securities were obtained from the general working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) of Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund, LLC, Glenhill Long Fund, LP and the Managed Accounts. The above amounts of total consideration include any commissions incurred in making of the investments.

Item 4. Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company. The Reporting Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company’s securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons and their affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In addition, from time to time, the Reporting Persons and their affiliates may hold discussions with the Company regarding the matters described in subparagraphs (a) through (j) above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of Common Stock reported owned by each person named herein is based upon 13,054,531 shares of Common Stock outstanding as of March 1, 2017, which is the total number of shares of Common Stock outstanding as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2017.

As of the date hereof, Glenhill Capital Overseas Master Fund LP owns directly 1,332,716 shares of Common Stock, constituting approximately 10.2% of the shares of Common Stock outstanding. As of the date hereof, Glenhill Concentrated Long Master Fund LLC owns directly 233,016 shares of Common Stock, constituting approximately 1.8% of the shares of Common Stock outstanding. As of the date hereof, Glenhill Long Fund, LP owns directly 354,474 shares of Common Stock, constituting approximately 2.7% of the shares of Common Stock outstanding. As of the date hereof, 331,568 shares of Common Stock of the Company are held in the Managed Accounts, constituting approximately 2.5% of the shares of Common Stock outstanding.

By virtue of its relationships discussed in further detail in Item 2, Glenhill Capital Management, LLC may be deemed to beneficially own the 1,920,206 shares of Common Stock directly owned in the aggregate by Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund LLC and Glenhill Long Fund, LP, constituting approximately 14.7% of the shares of Common Stock outstanding.

By virtue of its relationships discussed in further detail in Item 2, Glenhill Advisors, LLC, may be deemed to beneficially own the 1,920,206 shares of Common Stock directly owned in the aggregate by Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund LLC and Glenhill Long Fund, LP, and the 331,568 shares of Common Stock owned directly by the Managed Accounts, constituting (in the aggregate) approximately 17.2% of the shares of Common Stock outstanding.

By virtue of its relationships discussed in further detail in Item 2, Glenhill Capital Advisors, LLC may be deemed to beneficially own the 1,920,206 shares of Common Stock directly owned in the aggregate by Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund, LLC and Glenhill Long Fund, LP, and the 331,568 shares of Common Stock owned directly by the Managed Accounts, constituting (in the aggregate) approximately 17.2% of the shares of Common Stock outstanding.

By virtue of his relationships discussed in further detail in Item 2, Glenn J. Krevlin may be deemed to beneficially own the 1,920,206 shares of Common Stock directly owned in the aggregate by Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund, LLC and Glenhill Long Fund, LP, and the 331,568 shares of Common Stock owned directly by the Managed Accounts, constituting (in the aggregate) approximately 17.2% of the shares of Common Stock outstanding.

(b) Each of Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Glenhill Capital Overseas Master Fund, LP.

Each of Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Glenhill Concentrated Long Master Fund, LLC.

Each of Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Glenhill Long Fund, LP.

Each of Glenhill Advisors, LLC, Glenn J. Krevlin and Glenhill Capital Advisors, LLC have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock held in the Managed Accounts.

(c) Transactions in the Common Stock by the Reporting Persons effected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.

Entity	Trade Date	Activity	Amount of Securities	Price Per Share
Glenhill Capital Advisors, LLC (through Managed Accounts)	02/06/17	SELL	(12,657)	$4.375
Glenhill Capital Advisors, LLC (through Managed Accounts)	03/27/17	SELL	(746)	$3.0994
Glenhill Capital Advisors, LLC (through Managed Accounts)	03/27/17	SELL	(6,040)	$3.0994
Glenhill Capital Overseas Master Fund, LP	03/27/17	SELL	(15,173)	$3.0994
Glenhill Capital Overseas Master Fund, LP	03/27/17	SELL	(12,111)	$3.0994
Glenhill Long Fund, LP	03/27/17	SELL	(15,930)	$3.0994
Glenhill Capital Advisors, LLC (through Managed Accounts)	03/28/17	SELL	(746)	$3.6142
Glenhill Capital Advisors, LLC (through Managed Accounts)	03/28/17	SELL	(6,040)	$3.6142
Glenhill Capital Overseas Master Fund, LP	03/28/17	SELL	(27,283)	$3.6142
Glenhill Long Fund, LP	03/28/17	SELL	(15,931)	$3.6142

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 3, 2017, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law. The Joint Filing Agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

99.1     Joint Filing Agreement, dated April 3, 2017

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATE: April 3, 2017

GLENHILL ADVISORS, LLC

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member

/s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin

GLENHILL CAPITAL ADVISORS, LLC

By: KREVLIN MANAGEMENT, INC. Managing Member

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	President

GLENHILL CAPITAL MANAGEMENT, LLC

By: GLENHILL ADVISORS, LLC Managing Member

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND, LP

By: GLENHILL CAPITAL OVERSEAS GP, LTD. General Partner

By: GLENHILL CAPITAL MANAGEMENT, LLC Sole Shareholder

By: GLENHILL ADVISORS, LLC Managing Member

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member